-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             --------------------

                                SCHEDULE 13D/A
                  under the Securities Exchange Act of 1934*
                               (Amendment No. 6)
                             --------------------

                  QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME
                               (Name of Issuer)

                            QUILMES INDUSTRIAL S.A.
                  (Translation of Issuer's Name into English)
                             --------------------

                   Class B Common Shares, without par value

            American Depositary Shares, each of which represents 2
            Class B Common Shares, without par value, evidenced by
                         American Depositary Receipts
                        (Title of Class of Securities)
                             --------------------

                                   74838Y20
                                (CUSIP Number)
                             --------------------

                             Carlos Alves de Brito
                    Companhia de Bebidas das Americas-AmBev
 Rua Dr. Renato Paes de Barros, no. 1.017, 3o. andar cjs. 31 e 32
                            04530-001 Sao Paulo, SP
                                    Brazil
                               (55-11) 2122-1505

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                             --------------------

                                   Copy to:
                              David Mercado, Esq.
                            Cravath, Swaine & Moore LLP
                               825 Eighth Avenue
                           New York, New York 10019
                                (212) 474-1000
                             --------------------

                                March 1, 2004
                 (Date of Event to Which This Filing Relates)
-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        (Continued on following pages)

CUSIP No. 74838Y20
________________________________________________________________________________
         Names of Reporting Persons
         COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV
1
         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable (foreign entity)
________________________________________________________________________________
         Check the Appropriate Box if a Member of a Group (See Instructions)
2                                                               (a)  [x]
                                                                (b)  [ ]
________________________________________________________________________________
3        SEC Use Only

________________________________________________________________________________
4        Source of Funds (See Instructions)
         OO; WC
________________________________________________________________________________
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                  [ ]
________________________________________________________________________________
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    38,388,914 Class B Common Shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    38,388,914 Class B Common Shares*
________________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 Class B Common Shares*
________________________________________________________________________________
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]
________________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)
         62.27%*
________________________________________________________________________________
14       Type of Reporting Person (See Instructions)
         HC
________________________________________________________________________________

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.67% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

CUSIP No. 74838Y20
________________________________________________________________________________
         Names of Reporting Persons

         FUNDACAO ANTONIO E HELENA ZERRENNER INSTITUICAO NACIONAL DE
         BENEFICENCIA
   1
         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable (foreign entity)
________________________________________________________________________________
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2                                                                  (a)  [x]
                                                                      (b)  [ ]
________________________________________________________________________________
   3     SEC Use Only
________________________________________________________________________________
   4     Source of Funds (See Instructions)
         OO
________________________________________________________________________________
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)                                    [ ]
________________________________________________________________________________
   6     Citizenship or Place of Organization
         Federative Republic of Brazil
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    38,388,914 Class B Common Shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    38,388,914 Class B Common Shares*
________________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 Class B Common Shares*
________________________________________________________________________________
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]
________________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)
         62.27%*
________________________________________________________________________________
14       Type of Reporting Person (See Instructions)
         HC
________________________________________________________________________________

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.67% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

CUSIP No. 74838Y20
-------- -----------------------------------------------------------------------
         Names of Reporting Persons
         BRACO S.A.
1
         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable (foreign entity)
________________________________________________________________________________
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2                                                                  (a)  [x]
                                                                      (b)  [ ]
________________________________________________________________________________
3        SEC Use Only
________________________________________________________________________________
4        Source of Funds (See Instructions)
         OO
________________________________________________________________________________
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)                                    [ ]
________________________________________________________________________________
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    38,388,914 Class B Common Shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    38,388,914 Class B Common Shares*
________________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 Class B Common Shares*
________________________________________________________________________________
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]
________________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)
         62.27%*
________________________________________________________________________________
14       Type of Reporting Person (See Instructions)
         HC
________________________________________________________________________________

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.67% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

CUSIP No. 74838Y20
________________________________________________________________________________
         Names of Reporting Persons
         EMPRESA DE ADMINISTRACAO E PARTICIPACOES S.A. - ECAP
1
         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable (foreign entity)
________________________________________________________________________________
         Check the Appropriate Box if a Member of a Group (See Instructions)
2                                                                      (a)  [x]
                                                                       (b)  [ ]
________________________________________________________________________________
3        SEC Use Only
________________________________________________________________________________
4        Source of Funds (See Instructions)
         OO
________________________________________________________________________________
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)                                    [ ]
________________________________________________________________________________
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    38,388,914 Class B Common Shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    38,388,914 Class B Common Shares*
________________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 Class B Common Shares*
________________________________________________________________________________
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]
________________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)
         62.27%*
________________________________________________________________________________
14       Type of Reporting Person (See Instructions)
         HC
________________________________________________________________________________

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.67% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

CUSIP No. 74838Y20
________________________________________________________________________________
         Names of Reporting Persons
         S-BRACO PARTICIPACOES S.A.
1
         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable (foreign entity)
________________________________________________________________________________
         Check the Appropriate Box if a Member of a Group (See Instructions)
2                                                                     (a)  [ ]
                                                                      (b)  [ ]
________________________________________________________________________________
3        SEC Use Only
________________________________________________________________________________
4        Source of Funds (See Instructions)
         OO
________________________________________________________________________________
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)                                    [ ]
________________________________________________________________________________
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    38,388,914 Class B Common Shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    38,388,914 Class B Common Shares*
________________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 Class B Common Shares*
________________________________________________________________________________
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]
________________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)
         62.27%*
________________________________________________________________________________
14       Type of Reporting Person (See Instructions)
         HC
________________________________________________________________________________

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.67% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

CUSIP No. 74838Y20
________________________________________________________________________________
         Names of Reporting Persons
         JORGE PAULO LEMANN
1
         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable
________________________________________________________________________________
         Check the Appropriate Box if a Member of a Group (See Instructions)
2                                                                     (a)  [x]
                                                                      (b)  [ ]
________________________________________________________________________________
3        SEC Use Only
________________________________________________________________________________
4        Source of Funds (See Instructions)
         OO
________________________________________________________________________________
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)                                    [ ]
________________________________________________________________________________
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    38,388,914 Class B Common Shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    38,388,914 Class B Common Shares*
________________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 Class B Common Shares*
________________________________________________________________________________
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]
________________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)
         62.27%*
________________________________________________________________________________
14       Type of Reporting Person (See Instructions)
         IN
________________________________________________________________________________

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.67% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

CUSIP No. 74838Y20
________________________________________________________________________________
         Names of Reporting Persons
         CARLOS ALBERTO DA VEIGA SICUPIRA
1
         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable
________________________________________________________________________________
         Check the Appropriate Box if a Member of a Group (See Instructions)
2                                                                     (a)  [x]
                                                                      (b)  [ ]
________________________________________________________________________________
3        SEC Use Only
________________________________________________________________________________
4        Source of Funds (See Instructions)
         OO
________________________________________________________________________________
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)                                     [ ]
________________________________________________________________________________
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    38,388,914 Class B Common Shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    38,388,914 Class B Common Shares*
________________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 Class B Common Shares*
________________________________________________________________________________
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]
________________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)
         62.27%*
________________________________________________________________________________
14       Type of Reporting Person (See Instructions)
         IN
________________________________________________________________________________

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.67% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

CUSIP No. 74838Y20
________________________________________________________________________________
         Names of Reporting Persons
         MARCEL HERRMANN TELLES
1
         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable
________________________________________________________________________________
         Check the Appropriate Box if a Member of a Group (See Instructions)
2                                                                     (a)  [x]
                                                                      (b)  [ ]
________________________________________________________________________________
3        SEC Use Only
________________________________________________________________________________
4        Source of Funds (See Instructions)
         OO
________________________________________________________________________________
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)                                       [ ]
________________________________________________________________________________
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    38,388,914 Class B Common Shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    38,388,914 Class B Common Shares*
________________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 Class B Common Shares*
________________________________________________________________________________
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                 [ ]
________________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)
         62.27%*
________________________________________________________________________________
14       Type of Reporting Person (See Instructions)
         IN
________________________________________________________________________________

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.67% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

Item 1. Security and Issuer.

          This Report on Schedule 13D relates to the Class B common shares, without par value, of Quilmes Industrial (Quinsa) Societe Anonyme, a Luxembourg corporation ("Quinsa"). The Quinsa Class B Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents two Quinsa Class B Shares, evidenced by American Depositary Receipts ("ADRs"). The address of Quinsa's principal executive offices is Teniente General Peron 667, Buenos Aires, Argentina, 1038.

Item 7. Material to Be Filed as Exhibits.


Exhibit No.  Description
-----------  ------------

2.12         AmBev Press Release dated March 1, 2004.



                                                               ANNEX A

                                          Information Required as to Executive Officers and
                                  Directors of AmBev, Braco, S-Braco, ECAP and Trustees of Fundacao

                                              Directors and Executive Officers of AmBev


     Name          Citizenship             Business Address                      Present Principal
                                                                                    Occupation
                                                                                   or Employment

Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros, no.            Partner of GP Investimentos
Telles                            1.017, 3o. andar cjs. 31 e 32                 Ltda.; Co-Chairman of the Board
                                  04530-001, Sao Paulo, SP - Brazil             of Directors of AmBev; member of the
                                                                                Board of Directors of S-Braco, Quinsa
                                                                                and QIB; Officer of Braco and ECAP; Trustee of
                                                                                Fundacao

Victorio Carlos de   Brazil       Rua Dr. Renato Paes de Barros, no.            Co-Chairman of the Board of
Marchi                            1.017, 3o. andar cjs. 31 e 32                 Directors of AmBev; member
                                  04530-001, Sao Paulo, SP - Brazil             of the Board of Directors of
                                                                                Quinsa; Trustee of Fundacao

Magim Rodriguez, Jr. Brazil       Rua Dr. Renato Paes de Baros, no. 1.017,      Vice-Chairman of the Board of Directors of AmBev;
                                  3o. andar cjs. 31 e 32 04530-001,             member of the Board of Directors of Quinsa and QIB
                                  Sao Paulo, SP- Brazil

Jorge Paulo Lemann   Brazil       Avenida Brigadeiro Faria Lima, 3729 -         Partner of GP Investimentos
                                  7o. andar, CEP 04538-905, Sao Paulo,          Ltda.; Officer of Braco;
                                  SP, Brazil                                    President of ECAP and S-Braco
                                                                                and Chairman of the Board of
                                                                                Directors of S-Braco

Carlos Alberto da    Brazil       Avenida Brigadeiro Faria Lima, 3729 -         Partner of GP Investimentos
Veiga Sicupira                    7o. andar, CEP 04538-905, Sao Paulo,          Ltda.; Officer of Braco and ECAP
                                  SP, Brazil                                    and member of the Board of
                                                                                Directors of S-Braco, Quinsa and QIB

Roberto Moses        Brazil       Avenida Brigadeiro Faria Lima, 3729 -         Partner of GP Investimentos
Thompson Motta                    7o. andar, CEP 04538-905, Sao Paulo,          Ltda.; Officer of Braco, ECAP
                                  SP, Brazil                                    and S-Braco; member of the
                                                                                Board of Directors of Quinsa and QIB

Fersen Lamas         Brazil       Avenida Brigadeiro Faria Lima, 3729 -         Partner of GP Investimentos
Lambranho                         7o. andar, CEP 04538-905, Sao Paulo,          Ltda.
                                  SP, Brazil

Vicente Falconi      Brazil       Alameda Serra 500, 2o. andar,                 Director of AmBev
Campo                             Nova Lima, MG - Brazil

Jose Heitor          Brazil       Av. Brigadeiro Faria Lima, 3900,              President of Fundacao
Attilio Gracioso                  11o. andar, cj. 1101, CEP 04538-132,
                                  Sao Paulo, SP, Brazil

Roberto Herbster     Brazil       Av. Brigadeiro Faria Lima, 3900,              Vice President of Fundacao
Gusmao                            11o. andar, cj. 1101, CEP
                                  04538-132, Sao Paulo, SP, Brazil

Diego Fernando       Argentina    Av. Del Libertador 498, 27o andar             Director of AmBev
Miguens Bemberg1                  Buenos Aires, Argentina



--------
1    Mr. Diego Fernando Miguens Bemberg does not directly own any Quinsa Class B Shares. Mr. Miguens
     Bemberg indirectly owns shares in BAC. AmBev has been informed by Mr. Miguens Bemberg that BAC beneficially owns 373,520,000 Quinsa Class A Shares and 6,056,656 shares in QIB (which represent 58.8% and 5.3% of the class of shares outstanding, repectively). BAC does not beneficially own any Quinsa Class B Shares. BAC is a party to the Stock Purchase Agreement, the
     Pledge Agreement, the Escrow Agreement, the Quinsa Shareholders Agreement, the AmBev Governance
     Agreement, the AmBev Share Transfer Agreement, the AmBev Registration Rights Agreement and the
     Letter Agreement. See Items 2, 4 and 6.





Carlos Alves de      Brazil       Rua Dr. Renato Paes de Barros, no.            Chief Executive
Brito                             1.017, 3o. andar cjs. 31 e 32                 Officer of AmBev
                                  04530-001, Sao Paulo, SP - Brazil

Juan Manuel          Brazil       Rua Dr. Renato Paes de Barros, no.            International Operations Officer
Vergara Galvis                    1.017, 3o. andar cjs. 31 e 32                 of AmBev
                                  04530-001, Sao Paulo, SP - Brazil

Luis Felipe          Brazil       Rua Dr. Renato Paes de Barros, no.            Chief Financial Officer and
Pedreira Dutra                    1.017, 3o. andar cjs. 31 e 32                 Investor Relations Officer of
Leite                             04530-001, Sao Paulo, SP - Brazil             AmBev

Jose Adilson Miguel  Brazil       Rua Dr. Renato Paes de Barros, no.            Retail Officer of AmBev
                                  1.017, 3o. andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil

Claudio Braz Ferro   Brazil       Rua Dr. Renato Paes de Barros, no.            Manufacturing Officer of AmBev
                                  1.017, 3o. andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil

Luiz Fernando Edmond Brazil       Rua Dr. Renato Paes de Barros, no.            Sales Officer of AmBev
                                  1.017, 3o. andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil

Pedro de Abreu       Brazil       Rua Dr. Renato Paes de Barros, no.            Legal Officer of AmBev
Mariani                           1.017, 3o. andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil

Miguel Nuno da       Brazil       Rua Dr. Renato Paes de Barros, no.            Marketing Officer of AmBev
Mata Patricio                     1.017, 3o. andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil




                                                        Trustees of Fundacao


     Name          Citizenship             Business Address                      Present Principal
                                                                                    Occupation
                                                                                   or Employment

Jose Heitor          Brazil       Av. Brigadeiro Faria Lima, 3900,              President of Fundacao Antonio e
Attilio Gracioso                  11o. andar, cj. 1101, CEP 04538-132,          Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia

Jose de Maio         Brazil       Av. Brigadeiro Faria Lima, 3900,              Trustee of Fundacao Antonio e
Pereira da Silva                  11o. andar, cj. 1101, CEP 04538-132,          Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia

Celso Neves          Brazil       Av. Brigadeiro Faria Lima, 3900,              Trustee of Fundacao Antonio e
                                  11o. andar, cj. 1101, CEP 04538-132,          Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia

Dario de Ameida      Brazil       Av. Atlantica, 1440-Apt. 1001                 Trustee of Fundacao Antonio e
Magalhaes                         22021.001-Rio de Janeiro/RJ-Brazil            Helena Zerrenner Instituicao
                                                                                Nacional de Beneficencia

Victorio Carlos de   Brazil       Rua Dr. Renato Paes de Barros, no.            Co-Chairman of the Board of
Marchi                            1.017, 3o. andar cjs. 31 e 32                 Directors of AmBev; and member of
                                  04530-001, Sao Paulo, SP - Brazil             the Board of Directors of Quinsa





Roberto Herbster     Brazil       Av. Brigadeiro Faria Lima, 3900,              Vice President of Fundacao Antonio e
Gusmao                            11o. andar, cj. 1101, CEP 04538-132,          Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia

Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros, no.            Partner of GP Investimentos Ltda.;
Telles                            1.017, 3o. andar cjs. 31 e 32                 Co-Chairman of the Board of Directors
                                  04530-001, Sao Paulo, SP - Brazil             of AmBev; member of the Board of Directors
                                                                                of S-Braco, Quinsa and QIB; and Officer
                                                                                of Braco and ECAP

Jose Adilson Miguel  Brazil       Rua Dr. Renato Paes de Barros, no.            Retail Officer of AmBev
                                  1.017, 3o. andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil

Orlando de Araujo    Brazil       Av. Brigadeiro Faria Lima, 3900,              Trustee of Fundacao Antonio e
                                  11o. andar, cj. 1101, CEP 04538-132,          Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia

Geraldo Magela da    Brazil       Av. Brigadeiro Faria Lima, 3900,              Trustee of Fundacao Antonio e
Cruz Quintao                      11o. andar, cj. 1101, CEP 04538-132,          Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia






                                                    Executive Officers of Braco[2]



     Name          Citizenship             Business Address                      Present Principal
                                                                                    Occupation
                                                                                   or Employment

Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros, no.            Partner of GP Investimentos Ltda.;
Telles                            1.017, 3o. andar cjs. 31 e 32                 Co-Chairman of the Board of Directors
                                  04530-001, Sao Paulo, SP - Brazil             of AmBev; member of the Board of Directors
                                                                                of S-Braco, Quinsa and QIB;
                                                                                and Officer of Braco and ECAP

Jorge Paulo Lemann   Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
                                  3729 - 7o. andar, CEP 04538-905,              Officer of Braco; President of ECAP
                                  Sao Paulo, SP, Brazil                         and S-Braco and Chairman of the Board
                                                                                of Directors of S-Braco

Carlos Alberto da    Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
Veiga Sicupira                    3729 - 7o. andar, CEP 04538-905,              Officer of Braco and ECAP and member
                                  Sao Paulo, SP, Brazil                         of the Board of Directors of S-Braco,
                                                                                Quinsa and QIB

Roberto Moses        Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
Thompson Motta                    3729 - 7o. andar, CEP 04538-905,              Officer of Braco, ECAP and S-Braco;
                                  Sao Paulo, SP, Brazil                         and member of the Board of Directors
                                                                                of Quinsa and QIB



-------------------
2    In accordance with Brazilian corporate law, Braco is not required to have, and it does not have, a board of directors. However, the executive officers of Braco function as directors as well as officers.






                                                    Executive Officers of ECAP3

     Name          Citizenship             Business Address                      Present Principal
                                                                                    Occupation
                                                                                   or Employment



Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros, no.            Partner of GP Investimentos Ltda.;
Telles                            1.017, 3o. andar cjs. 31 e 32                 Co-Chairman of the Board of Directors
                                  04530-001, Sao Paulo, SP - Brazil             of AmBev; member of the Board of Directors
                                                                                of S-Braco, Quinsa and QIB; and Officer of
                                                                                Braco and ECAP

Jorge Paulo Lemann   Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
                                  3729 - 7o. andar, CEP 04538-905,              Officer of Braco; President of ECAP
                                  Sao Paulo, SP, Brazil                         and S-Braco and Chairman of the Board
                                                                                of Directors of S-Braco

Carlos Alberto da    Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
Veiga Sicupira                    3729 - 7o. andar, CEP 04538-905,              Officer of Braco and ECAP and member
                                  Sao Paulo, SP, Brazil                         of the Board of Directors of S-Braco,
                                                                                Quinsa and QIB

Roberto Moses        Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
Thompson Motta                    3729 - 7o. andar, CEP 04538-905,              Officer of Braco, ECAP and S-Braco;
                                  Sao Paulo, SP, Brazil                         and member of the Board of Directors
                                                                                of Quinsa and QIB



                                                    Executive Officers of S-Braco

     Name          Citizenship             Business Address                      Present Principal
                                                                                    Occupation
                                                                                   or Employment

Marcel Herrmann       Brazil        Rua Dr. Renato Paes de Barros,              Partner of GP Investimentos Ltda.;
Telles                              no. 1.017, 3o. andar cjs.                    Co-Chairman of the Board of Directors
                                    31 e 32 04530-001, Sao Paulo, SP - Brazil   of AmBev; member of the Board of Directors
                                                                                of S-Braco, Quinsa and QIB; and Officer of
                                                                                Braco and ECAP

Jorge Paulo Lemann    Brazil        Avenida Brigadeiro Faria Lima,              Partner of GP Investimentos Ltda.;
                                    3729 - 7o. andar, CEP 04538-905,            Officer of Braco; President of ECAP
                                    Sao Paulo, SP, Brazil                       and S-Braco and Chairman of the Board
                                                                                of Directors of S-Braco

Carlos Alberto da     Brazil        Avenida Brigadeiro Faria Lima,              Partner of GP Investimentos Ltda.;
Veiga Sicupira                      3729 - 7o. andar, CEP 04538-905,            Officer of Braco and ECAP and member
                                    Sao Paulo, SP, Brazil                       of the Board of Directors of S-Braco,
                                                                                Quinsa and QIB

Roberto Moses         Brazil        Avenida Brigadeiro Faria Lima,              Partner of GP Investimentos Ltda.;
Thompson Motta                      3729 - 7o. andar, CEP 04538-905,            Officer of Braco, ECAP and S-Braco;
                                    Sao Paulo, SP, Brazil                       and member of the Board of Directors
                                                                                of Quinsa and QIB

Paulo Alberto Lemann  Brazil        Avenida Brigadeiro Faria Lima,              Member of the Board of Directors of
                                    3729 - 7o. andar, CEP 04538-905,            S-Braco
                                    Sao Paulo, SP, Brazil




-------------------
3    In accordance with Brazilian corporate law, ECAP is not required to have, and it does not have, a board of directors. However, the executive officers of ECAP function as directors as well as officers.




                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 1, 2004

                              COMPANHIA DE BEBIDAS DAS
                              AMERICAS - AMBEV


                              by  /s/ Juan Manuel Vergara Galvis
                                  -------------------------------------------
                                  Name:  Juan Manuel Vergara Galvis
                                  Title: International Operations Officer

                              by  /s/ Jose Adilson Miguel
                                  --------------------------------------------
                                  Name:  Jose Adilson Miguel
                                  Title: Retail Officer

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 1, 2004

                              FUNDACAO ANTONIO E HELENA
                              ZERRENNER INSTITUICAO NACIONAL DE
                              BENEFICENCIA

                              by  /s/ Victorio Carlos de Marchi
                                  --------------------------------------------
                                  Name:  Victorio Carlos de Marchi
                                  Title: Member of the Advisory Board of
                                         Trustees

                              by  /s/ Jose Heitor Attilio Gracioso
                                  --------------------------------------------
                                  Name:  Jose Heitor Attilio Gracioso
                                  Title: President

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 1, 2004

                              BRACO S.A.

                              by /s/ Jorge Paulo Lemann
                                 ------------------------------------------
                                 Name: Jorge Paulo Lemann
                                 Title: Officer

                              by /s/ Roberto Moses Thompson Motta
                                 ------------------------------------------
                                 Name: Roberto Moses Thompson Motta
                                 Title: Officer

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 1, 2004

                              EMPRESA DE ADMINISTRACAO E
                              PARTICIPACOES S.A. - ECAP

                              by /s/ Jorge Paulo Lemann
                                 ------------------------------------------
                                 Name:  Jorge Paulo Lemann
                                 Title: Officer

                              by /s/ Roberto Moses Thompson Motta
                                 ------------------------------------------
                                 Name:  Roberto Moses Thompson Motta
                                 Title: Officer

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 1, 2004

                              S-BRACO PARTICIPACOES S.A.

                              by /s/ Jorge Paulo Lemann
                                 ------------------------------------------
                                 Name:  Jorge Paulo Lemann
                                 Title: Director

                              by /s/ Roberto Moses Thompson Motta
                                 ------------------------------------------
                                 Name:  Roberto Moses Thompson Motta
                                 Title: Director

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 1, 2004

                              JORGE PAULO LEMANN

                              by /s/ Jorge Paulo Lemann
                                 ---------------------------------
                                 Name:  Jorge Paulo Lemann
                                 Title:

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 1, 2004

                              CARLOS ALBERTO DA VEIGA SICUPIRA

                              by /s/ Carlos Alberto Da Veiga Sicupira
                                 ------------------------------------------
                                 Name:  Carlos Alberto Da Veiga Sicupira
                                 Title:

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 1, 2004

                              MARCEL HERRMANN TELLES

                              by /s/ Marcel Herrmann Telles
                                 --------------------------------
                                 Name:  Marcel Herrmann Telles
                                 Title:

                                 EXHIBIT INDEX

Exhibit No.         Description                                          Page

2.12                AmBev Press Release dated March 1, 2004